Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD COMPLETES CDN$300 MILLION PREFERRED SHARE ISSUE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Toronto, Ontario, June 5, 2014 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) announced today the completion of its previously announced Class A Preference Shares, Series 40 issue in the amount of C$300,000,000. The offering was underwritten by a syndicate led by RBC Capital Markets, CIBC, Scotiabank and TD Securities Inc.

Brookfield issued 12,000,000 Series 40 Shares at a price of C$25.00 per share, for total gross proceeds of C$300,000,000. Holders of the Series 40 Shares will be entitled to receive a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending September 30, 2019. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 2.86%. The Series 40 Shares will commence trading on the Toronto Stock Exchange this morning under the ticker symbol BAM.PF.F.

The preferred shares may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Media: Andrew Willis Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Investors: Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

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